Symetra Life Insurance Company [Mail to: PO Box 34690 | Seattle, WA 98124-1690 Overnight to: 777 108th Avenue NE, Suite 1200 | Bellevue, WA 98004-5135 Phone 1-800-796-3872 ]

OVERLOAN LAPSE PROTECTION RIDER
This Overloan Lapse Protection Rider (“Rider”) is a part of the Policy to which it is attached (“Policy”). In the event of a conflict between the terms of this Rider and the terms of the Policy, the terms of this Rider shall prevail.

This Rider is effective on the Issue Date or the effective date of Reinstatement of the Policy to which it is attached.

Rider Benefit
This Rider, if exercised, (1) prevents the Policy from lapsing when the Surrender Value, less the Loan Amount, is not sufficient to cover the monthly deduction due to loan indebtedness, and (2) causes the Policy to automatically become paid-up life insurance. This Rider is only available on policies which utilize the Guideline Premium Test for Life Insurance and are not considered by the Code to be Modified Endowment Contracts at its Time of Exercise (as defined below).

Exercising this Rider may have tax consequences; please consult a qualified tax professional for more details.

There is a one-time charge for exercising this Rider that will be deducted from Your Policy Value at the Time of Exercise. This Rider has no associated Policy Value or Loan Amount of its own.

Requirements to Exercise this Rider
We will notify You on the first Monthly Anniversary Day following the date that the requirements listed below have been met.
•The Policy is in force and has reached the fifteenth Policy Anniversary;
•The Insured has reached an Attained Age of at least 75;
•The Policy Death Benefit Option is Option A;
•The Policy Value multiplied by the applicable percentage shown in the Table of Applicable Percentages in the Policy Specifications page exceeds the Specified Amount; and
•The Loan Amount exceeds the lesser of the following values:
◦93% of the current Policy Value; or
◦(100% less the Rider Exercise Charge Rate stated in the Rider Specifications page) of the current Policy Value.

Once You receive the notification that the requirements listed above have been met, You have the option of requesting that this Rider be exercised. If You wish to exercise this Rider, You must submit to Our Administrative Office a Written Notice of Your request to exercise this Rider. If the above requirements have been met and You do not choose to exercise this Rider, You may exercise this Rider at a later date as long as you submit Written Notice before the end of the grace period, provided that the Policy remains in force and the above requirements are met at the Time of Exercise.

We will send you written notice at least thirty-one days before the end of the Policy’s grace period that, if applicable, this Rider may be exercised. If You wish to exercise this Rider, You must submit Written Notice to Us before the end of the grace period. If You receive the written notice from Us less than thirty-one days before the end of the grace period, and You wish to exercise the benefit, You must submit Written Notice to Us within thirty days after receiving the notice.

Operation of the Policy upon Exercising this Rider
Provided You still meet the eligibility requirements above, on the Monthly Anniversary Day following the receipt of Your Written Notice to exercise this Rider and all of the requirements to exercise this Rider have been met to our satisfaction (the “Time of Exercise”), this Rider shall be considered exercised and the following terms and conditions will apply:
•The charge for this Rider will be deducted from the Policy Value as described in the Rider Cost section below;
•Any Variable Policy Value will be transferred to the Fixed Account and will grow at the Guaranteed Minimum Interest Rate shown on the Policy Specifications page;
•No further transfers out of the Fixed Account will be permitted;
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•The Loan Amount and the Loan Account Value will grow at the Guaranteed Minimum Interest Rate shown on the Policy Specifications page;
•No monthly deductions or additional charges will be taken from the Policy Value;
•No further loans or withdrawals will be allowed;
•No further premium payments or loan repayments will be allowed;
•No Specified Amount or Death Benefit Option changes will be allowed;
•The Death Benefit Proceeds will continue to be defined per the terms of the Policy, but will never be less than $5,000; and
•The Policy provisions that otherwise could cause the Policy to lapse will no longer apply, so that the Policy will be in paid-up status.

You will be notified of the changes to the Policy.

Rider Cost
There is no charge for this Rider unless the Owner exercises it. If this Rider is exercised, the one-time Rider charge is equal to (1) multiplied by (2), where:
(1)    Is the Policy Value; and
(2)    Is the Rider Exercise Charge Rate stated in the Rider Specifications page.

If the Policy Value minus the Loan Amount is not sufficient to cover the charge for this Rider, a loan repayment sufficient to cover the charge for this Rider will be required in order to exercise this Rider.

Termination
This Rider terminates on the earlier of the following dates:
1.The date the Policy becomes a Modified Endowment Contract as specified in the Code;
2.The date the Policy terminates; or
3.The date You terminate this Rider by Written Notice to us any time prior to the Time of Exercise of this Rider. Such termination will be effective the Monthly Anniversary Day on or next following Our receipt of Your request. In order to terminate this Rider, We have the right to require return of the Policy and this Rider for endorsement.

Termination of this Rider will not affect any claim for an Accelerated Death Benefit made while this Rider was in effect.

Once exercised, this Rider cannot be terminated.

Reinstatement
If the Policy and this Rider have terminated for any reason, other than Your request to surrender the Policy or Your request to terminate this Rider, this Rider may be reinstated under the same terms as the reinstatement of the Policy.

Neither the IRS nor the courts have ruled on the tax consequences of exercising the Overloan Lapse Protection Rider. It is possible that the IRS or a court could assert that the Policy has been effectively terminated and that the outstanding loan balance should be treated as a distribution, all or a portion of which could be taxable when the Rider is exercised. In addition, this Overloan Protection Rider may not be appropriate for Your particular circumstances. Consult with a tax professional regarding the risks associated with exercising this Rider.

                            Symetra Life Insurance Company

                            []
    [Jacqueline Veneziani ]
    [Secretary]

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[Symetra® is a registered service mark of Symetra Life Insurance Company.]